Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

Six months ended June 30, 2019 and 2018

Revenues. During the six month period ended June 30, 2019, the Company had no revenues compared with $10.0 million in revenues in the comparable period of 2018. Revenues during the comparable period were attributable to a non-refundable upfront payment received by the Company pursuant to a license agreement with MedImmune, Limited, the global biologics research and development arm of AstraZeneca, or AstraZeneca, entered into as of March 30, 2018 (the “AstraZeneca Collaboration”).

Cost of Revenues. During the six month period ended June 30, 2019, the Company had no cost of revenues compared with $0.4 million in cost of revenues in the comparable period of 2018. Cost of revenues in the comparable period consisted of royalties to the Israel Innovation Authority, formerly known as the Office of the Chief Scientist, in connection with revenues recognized during that period.

Research and Development Expenses. Research and development expenses decreased by approximately 26% to approximately $11.2 million for the first six months of 2019 from approximately $15.1 million for the comparable period of 2018. The decrease was primarily due to the decrease in preclinical activities related to COM902, most of which were done in 2018, and the cost reduction measures announced by the Company in the first quarter of 2019, offset by an increase in expenses associated with clinical-related activities for the COM701 Phase 1 trial, which began in the second half of 2018. The full effect of the cost reduction measures announced by the Company in the first quarter of 2019 will be reflected over the course of 2019. Research and development expenses, as a percentage of total operating expenses, were 72% for the first six months of 2019 compared to 76% for the comparable period of 2018.

Marketing and Business Development Expenses. Marketing and business development expenses decreased by approximately 44% to approximately $0.4 million for the six month period ended June 30, 2019 from approximately $0.7 million for the comparable period of 2018. The decrease is attributable to headcount related expenses. Marketing and business development expenses, as a percentage of total operating expenses, were 2% for the first six months of 2019 compared with 4% for the comparable period of 2018.

General and Administrative Expenses. General and administrative expenses decreased by approximately 4% to approximately $3.9 million for the first six months of 2019 from approximately $4.1 million for the comparable period of 2018. The decrease is attributable to expenses associated with financing activities in the comparable period of 2018 as well as legal expenses related to collaboration agreements during that period and other corporate matters in that period. General and administrative expenses, as a percentage of total operating expenses, increased to 25% for the first six months of 2019 from 21% for the comparable period of 2018.

Financial and other Income, Net. Financial and other income, net, were approximately $0.4 million for the first six months of 2019 compared with approximately $0.1 million for the comparable period of 2018.

Taxes on Income. Tax benefit was $0.7 million for the first six months of 2019 compared with $0 in the comparable period of 2018 due to a refund of withholding taxes from previous years.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $16.4 million in the first six months of 2019 compared with approximately $7.8 million in the comparable period of 2018. Net cash used during the first six months of 2018 was offset, in part, by cash in the amount of $10.0 million received as a result of the AstraZeneca Collaboration, while net cash used during the first six months of 2019 was offset in part by the $0.7 million withholding tax refund and also lower level of expenses due to the cost reduction.

Net Cash Provided by (Used in) Investing Activities. Net cash provided by investing activities during the six month period ended June 30, 2019 was approximately $8.7 million compared with approximately $28.3 million used in investment activities in the comparable period of 2018. Changes in net cash provided by (used in) investing activities during these periods were attributable mainly to higher levels of proceeds from the maturity of short-term bank deposits by approximately $18.7 million and lower investment in short-term bank deposits by approximately $17.9 million.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $7.5 million in the first six months of 2019 compared with $20.6 million in the comparable period of 2018. The sources of cash provided by financing activities for the first six months of 2019 consisted of proceeds received from the sale of ordinary shares under the May 2018 ATM facility and exercise of stock options, while the sources of cash provided by financing activities for the first six months of 2018 consisted of proceeds received from the issuance of ordinary shares and warrants in a registered direct offering in June 2018 and the exercise of stock options.

Net Liquidity. Liquidity refers to liquid financial assets available to fund the Company’s business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits. As of June 30, 2019, the Company had total cash, cash equivalents, restricted cash and short-term bank deposits of approximately $37.0 million.